SUB ITEM 77M
Pursuant to shareholder approval received on December 3, 2001, effective January 18, 2002, in a statutory merger under Maryland law, the Fund acquired all of the assets and assumed all of the stated liabilities of Dresdner RCM Global Strategic IncomeFund, Inc. (DSF Fund). The acquisition was accomplished by a tax-free exchange of 3,669,726 shares of the Fund (valued at $40,985,851) for 5,977,283 shares of DSF Fund outstanding on January 18, 2002. DSF Funds net assets at that date ($40,985,851), included$99,270 of unrealized appreciation and $923,086 of cash. The aggregate net assets of the Fund and DSF Fund immediately before the merger were $340,820,019 and $40,985,851, respectively, resulting in aggregate net assets of the Fund of $381,805,870 immediately after the merger. DSF Fund has deregistered as an investment company under the Investment Company Act of 1940.



 Document1	Page 1	03/28/02